EXHIBIT 12.1

LEGG MASON, INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Nine Months Ended December 31, 2015	Years ended March 31,
		2015	2014	2013	2012	2011
Computation of Earnings:
Earnings (loss) before income tax provision (benefit)	$(31,666)	$367,993	$419,641	$(510,607)	$303,083	$365,197
Fixed Charges
Interest expense	38,109	56,782	53,492	57,903	86,236	89,598
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	(4,877)	1,492	(581)	5,016	1,348	2,559
Portion of rental expenses representative of interest factor[2]	29,185	38,914	38,197	41,246	41,992	42,074

Earnings (loss) available for fixed charges	$30,751	$465,181	$510,749	$(406,442)	$432,659	$499,428
Fixed Charges:
Interest expense	$33,232	$58,274	$52,911	$62,919	$87,584	$92,157
Interest included in interest expense not related to third party indebtedness[1]	4,877	(1,492)	581	(5,016)	(1,348)	(2,559)
Portion of rental expense representative of interest factor[2]	29,185	38,914	38,197	41,246	41,992	42,074

Total Fixed charges	$67,294	$95,696	$91,689	$99,149	$128,228	$131,672
Ratio of Earnings (Loss) to Fixed Charges (A)	0.5	4.9	5.6	(4.1)	3.4	3.8

(A)	Ratios were calculated prior to rounding to millions.
1)	The portion of interest related to uncertain tax positions is excluded from the calculation.
2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.

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